SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2004

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 200, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________________

Attached to the Registrant’s Form 6-K for the month of July 2004, and incorporated by reference herein, are the following press releases made by the Registrant:

1. Press Release dated July 8, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: July 8, 2004

F O R  .  I M M E D I A T E  .  R E L E A S E

U.S. Department of Defense JTRS Joint Program Office Completes Successful Port
of Cluster 1 Waveform to Spectrum Signal Processing flexComm™ SDR-3000 Platform

Columbia, MD – July 8, 2004 – Spectrum Signal Processing (USA) Inc., a subsidiary of Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), today announced that Boeing has successfully ported a software defined version of the COBRA waveform to Spectrum’s SDR-3000 platform, including a successful test for interoperability with legacy receivers.

“The COBRA waveform is the first of numerous waveforms which are expected to be ported to Spectrum’s SDR-3000 over the next several years,” stated a senior manager at the Joint Tactical Radio System (JTRS) Joint Program Office Technology Laboratory (JTeL). “With this significant JTRS milestone we have proven our premise that software defined waveforms developed on one contractor’s hardware will work on properly designed radios of other contractors.” He added, “This proof of waveform portability advances our mandate to provide portable waveforms to all of the U.S. Armed Services. Spectrum provided the hardware set and valuable application engineering services to the Government while working closely on-site with Boeing and JTeL personnel in the porting effort.”

“We are very proud of our contribution to this DoD (Department of Defense) success,” stated James P. Atkins, President of Spectrum Signal Processing (USA) Inc. “This further validates Spectrum’s leadership in software defined radio applications and illustrates one of our roles in next generation military communications.”

Spectrum’s SDR-3000 platform was selected in August 2003 by the JTRS Joint Program Office (JPO) and its U.S. Navy Space and Naval Warfare Command’s Technology Laboratory for independent verification and validation of Department of Defense JTRS waveforms for Software Communications Architecture (SCA) acceptance and compliance.

COBRA is a legacy waveform that has been developed to be JTRS compliant by the Boeing Corporation under a JTRS JPO contract coincident with Boeing’s Cluster 1 contract. Cluster 1 is the first of four JTRS Clusters to be tested with the Software Communications Architecture to ensure interoperability and portability across disparate networks. Joint tactical radios will be multi-mode and multi-band allowing one radio to communicate with numerous other different radios and will allow over-the-air programming of those sets. The new radios will carry information in real-time to the warfighter in the field, whether it be ground-based, shipborne, or airborne. Once fully implemented, the JTRS is expected to enable the information superiority necessary for more effective military engagements.

The flexComm SDR-3000 is comprised of a heterogeneous processing platform incorporating Xilinx™ FPGAs, IBM and Motorola PowerPC™ processors, and Texas Instruments DSPs. The SDR-3000 platform can also include an integrated radio frequency transceiver and analog input/output modules. Software development tools include Spectrum’s quicComm™ Hardware Abstraction Layer to facilitate algorithm partitioning and programming, an SCA Core Framework (CF) to enable the set up and teardown of waveforms as mandated by the JTRS JPO for all military communications programs, Spectrum’s SCA Board Support Package that enables the SCA CF to identify and manage the platform resources, and a POSIX-compliant real-time operating system.

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About JTeL

     The JTRS Technology Laboratory is the testing and certification arm of the JTRS JPO, which provides JTeL tasking and direction. JTeL is tasked to:

•	Provide JTRS waveform acceptance and SCA-compliance recommendations to the JTRS JPO;

•	Provide JTR Set Operating Environment SCA-compliance recommendations to the JTRS JPO;

•	Maintain a repository of all certified JTRS Waveforms, waveform documentation, JTeL tools and products, and appropriate security algorithms;

•	Support the advancement of the SCA and standardization of application program interface; and,

•	Research new technology applicable to software defined radios.

For more information, visit http://jtrs.army.mil

About Spectrum Signal Processing Inc.

Spectrum Signal Processing Inc. (NASDAQ: SSPI/TSX: SSY) is a leading supplier of software reconfigurable platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare, and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA), Inc., based in Columbia, Maryland provides applications engineering services and modified COTS platforms to the U.S. Government, its allies, and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.

™ flexComm and quicComm are trademarks of Spectrum Signal Processing Inc.
™ Xilinx is a trademark of Xilinx Inc.
™ PowerPC is a trademark of International Business Machines Corporation.

This news release contains forward-looking statements related to the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

Spectrum Contacts: Mark Briggs Technical and Trade Media Phone: 604.421.5422 Email: mark_briggs@spectrumsignal.com	Brent Flichel Business Media and Investor Relations Phone: 604.421.5422 Email: brent_flichel@spectrumsignal.com

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